TOUGHBUILT INDUSTIES, INC.

25371 Commercentre Drive, Suite 200

Lake Forest, CA 92630

(949) 528-3100

December 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ToughBuilt Industries, Inc. (the “Company”)
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
File No. 333-251185

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Company’s above-referenced Registration Statement, as amended, be accelerated so that the same will become effective at 4:00 P.M. (EST) on Thursday, December 17, 2020, or as soon thereafter as is practicable.

Very truly yours,

TOUGHBUILT INDUSTRIES, INC.

By:	/s/ Michael Panosian
Name:	Michael Panosian
Title:	Chief Executive Officer